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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 33132

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/09 (MM/DD/YY) AND ENDING 07/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
J.P. McGowan & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1631 Locust Street
(No. and Street)

Philadelphia	PA	19103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John P. McGowan (215) 735-6864
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road	Abington	PA	19001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 29 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John P. McGowan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. McGowan & Company, Inc., as of July 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title



Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARY ALICE BENONIS, Notary Public
Abington Twp., Montgomery County
My Commission Expires September 12, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

J. P. McGowan & Company Inc.
Philadelphia, Pennsylvania

We have audited the accompanying statement of financial condition of J. P. McGowan & Company Inc. as of July 31, 2010 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. P. McGowan & Company Inc. at July 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
October 27, 2010

Sanville & Company

J.P. McGowan & Company, Inc.

Statement of Financial Condition

July 31, 2010

Assets

Cash and cash equivalents	$	186,751
Securities owned, at value		
Corporate stocks		5,841
Receivable from stockholder		366,000
Total assets	$	558,592

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	26,000
Total liabilities		26,000
Commitments and contingent liabilities		
Stockholder's Equity:		
Common stock, $1 par value, authorized - 1,000 shares, issued and outstanding - 300 shares		300
Additional paid-in capital		140,138
Retained earnings		427,602
Treasury stock, at cost - 45 shares		(35,448)
Total stockholder's equity		532,592
Total liabilities and stockholder's equity	$	558,592

The accompanying notes are an integral part of these financial statements.

J.P. McGowan & Company, Inc.

Statement of Operations

For the Year Ended July 31, 2010

Revenue	
Net gain on firm securities trading	$ 13,037
Interest	2
Mutual fund commissions	526
Sale of certain assets	50,000
Unrealized loss firm investment account	(498)
Total income	63,067
Expenses	
Salaries and other employment costs	17,960
Clearing charges	903
Professional fees	19,000
Office expense	4,063
Quotation fees and research	107
Travel and entertainment	20,227
Telephone	3,209
Regulatory fees and expenses	3,012
Other	305
Total expenses	68,786
Loss before taxes on income	(5,719)
Income tax expense	-
Net loss	$ (5,719)

The accompanying notes are an integral part of these financial statements.

J.P. McGowan & Company, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended July 31, 2010

	Common Stock		Additional Paid-In	Retained	Treasury Stock		Total Stockholder's
	Shares	Amount	Capital	Earnings	Shares	Amount	Equity
Balances at August 1, 2009	300 $	300 $	140,138 $	494,858	45 $	(35,448) $	599,848
Dividends paid				(61,537)			(61,537)
Net loss for the year	-	-	-	(5,719)	-	-	(5,719)
Balances at July 31, 2010	300 $	300 $	140,138 $	427,602	45 $	(35,448) $	532,592

The accompanying notes are an integral part of these financial statements.

J.P. McGowan & Company, Inc.

Statement of Changes in Liabilities Subordinated To Claims of General Creditors

For the Year Ended July 31, 2010

Subordinated borrowings at August 1, 2009	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at July 31, 2010	$	-

The accompanying notes are an integral part of these financial statements.

J.P. McGowan & Company, Inc.

Statement of Cash Flows

For the Year Ended July 31, 2010

Cash flows from operating activities:		
Net loss	$	(5,719)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Receivables:		
Clearing broker		418,892
Stockholder		(366,000)
Interest		3,009
Securities owned		191,755
Clearing deposit		50,000
Cash surrender value of life insurance		56,299
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		(226,308)
Income taxes payable		(35)
Net cash provided by operating activities		121,893
Cash flows from financing activities		
Dividends paid		(61,537)
Net cash used by financing activities		(61,537)
Net increase in cash		60,356
Cash and cash equivalents at beginning of year		126,395
Cash and cash equivalents at end of year	$	186,751
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	35

The accompanying notes are an integral part of these financial statements.

1. Organization

J.P. McGowan & Company, Inc. (the "Company") is a securities broker dealer, registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company conducts a general securities business on a fully disclosed basis. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

In August 2009 all of the registered representatives of the Company registered with another broker dealer, Duncan Williams, Inc. ("Duncan"). Duncan purchased certain of the Company's assets for $50,000 and assumed the Company's office lease and market data leases.

On January 5, 2010 the Company's sole stockholder signed an agreement with two individuals under which they purchased the Company. This transaction was subject to FINRA approvals. The transaction is expected to close shortly. See note 7.

2. Summary of Significant Accounting Policies

Financial Accounting Standards Board Launches Accounting Standards Codification - The Financial Accounting Standards Board ("FASB") has issued FASB ASC 105 (formerly FASB Statement No. 168), The "FASB Accounting Standards Codification™" and the Hierarchy of Generally Accepted Accounting Principles ("GAAP") ("ASC 105"). ASC 105 established the FASB Accounting Standards Codification™ ("Codification" or "ASC") as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative.

Following the Codification, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates, which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification. GAAP is not intended to be changed as a result of the FASB's Codification project, but it will change the way the guidance is organized and presented. As a result, these changes will have a significant impact on how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has implemented the Codification as of December 31, 2009.

The following are the significant accounting policies followed by the Company:

Revenue – Securities transactions (and related revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date basis.

Property and Depreciation – Furniture and equipment are depreciated generally on an accelerated basis over their estimated useful lives (three to seven years).

2. Summary of Significant Accounting Policies (Continued)

Income Taxes – The Company's method of accounting for income taxes conforms to FASB ASC 740, formerly Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109").

This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

Fair Value of Securities – The market value of securities owned and sold short, consisting of state and municipal obligations is determined by the Company using quoted market prices, dealer quotes and prices obtained from independent third parties.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions. Management has evaluated subsequent events through the date the financial statements were issued.

Fair Value - As required by FASB ASC 320, the fair value topic of the FASB Accounting Standards Codification, fair value is defined as the price that the Funds would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The topic also establishes a framework for measuring fair value, and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. The three-tier hierarchy of inputs is summarized below:

Level 1 - quoted prices in active markets for identical investments
Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
Level 3 - significant unobservable inputs (including the Fund's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table summarizes the valuation of the Funds' investments by the above fair value hierarchy levels as of July 31, 2010:

Securities Owned:	Level 1	Level 2	Level 3	Total
Corporate Stocks	$5,841	-	-	$5,841
Total	$5,841	-	-	$5,841

3. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provision of paragraph (k)(2)(B) of SEC Rule 15c3-3. All customer transactions are cleared through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation ("Pershing") on a fully disclosed basis. The Company terminated its clearing agreement in August 2009.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934 that prohibits a broker-dealer from withdrawing corporation capital except upon six months' notice and from engaging in any securities transaction at a time when its "Aggregate Indebtedness" exceeds fifteen times its "Net Capital" as those terms are defined by this Rule. As a result of this Rule, Company capital may be withdrawn only to the extent that net capital is in excess of required net capital that, in any event, may not be less than $100,000.

At July 31, 2010, the Company's "Aggregate Indebtedness" and "Net Capital" (as defined) were $26,000 and $165,716, respectively, and its net capital ratio was .16 to 1. "Net Capital" exceeded minimum capital requirements by $65,716 at that date.

The Company's net capital computation at July 31, 2010 reflected "Net Capital" of $96,439 and "Aggregate Indebtedness" of $95,278. This caused the Company to be under its minimum net capital of $100,000. On August 26, 2010 the sole stockholder returned $50,000 of an advance.

The principal reasons for the difference in the Company's net capital computation and the annual audited computation is the recordation of the prior year audit adjustments affecting the advances to the stockholder and accrual of prior year compensation. A full reconciliation is included in the schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.

5. Profit Sharing Plan

The Company has a profit sharing plan for those employees who meet the eligibility requirements set forth in the plan. The amount of the contribution to the plan is at the discretion of the Company's management. The Company made no contribution to the plan for the year ended July 31, 2010.

6. Related Party Transactions

During the year ended July 31, 2010 the Company advanced its sole stockholder $366,000 in anticipation to the Company's sale. See Note 7.

The Company also advanced to the sole stockholder $37,500 to increase his ownership in the partnership during the year ended July 31, 2002. The Company also advanced to the sole stockholder $36,000 during the year ended July 31, 2004. Both of the aforementioned advances were treated as compensation to the sole stockholder during the year ended July 31, 2009.

7. Subsequent Events

On September 29, 2010 FINRA granted the Company an extension until October 29, 2010 to file its annual audit report.

The sale of Company to two individuals is still pending as of the filing of this report it is anticipated to close shortly.

J.P. McGowan & Company, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
July 31, 2010 **Schedule I**

COMPUTATION OF NET CAPITAL		
Total stockholder's equity	$	532,592
Deduct stockholder's equity not allowable for Net Capital:		-
Total stockholder's equity qualified for Net Capital		532,592
Deductions and/or charges:		
Non-allowable assets:		
Receivable from stockholder		(366,000)
Total non-allowable assets		(366,000)
Net Capital before haircuts on securities positions		166,592
Trading and investment securities:		
Other securities		876
Total haircuts		876
Net Capital	$	165,716
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	26,000
Total aggregate indebtedness	$	26,000
Percentage of aggregate indebtedness to Net Capital		16%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		-

J.P. McGowan & Company, Inc.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
July 31, 2010

Schedule I (continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $26,000)	$	1,733
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	100,000
Net Capital requirement	$	100,000
Excess Net Capital	$	65,716
Net Capital less greater of 10% of agg. indebtedness or 120% of min. net capital	$	45,716

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

<u>Computation of Net Capital Under Rule 15c3-1</u>

The difference between the above computation and the computation included in the Company's unaudited FOCUS report (Form X-17a-5) as of July 31, 2010 is primarily due to:

Net Capital per unaudited FOCUS filing on July 31, 2010	$	96,439
Current year increase in cash surrender value of life insurance		2,470
Adjustment to accrual for income taxes		35
Recording of prior year adjustments		(165,015)
Reversal of accrued expense		1,109
Additional accrued expenses		(9,000)
Decrease in nonallowable receivable from stockholder		247,500
Increase in allowable cash surrender value of life insurance		53,715
Distribution of cash surrender value of life insurance to stockholder		(61,537)
Net Capital per above	$	165,716

J. P. McGowan & Company, Inc.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
July 31, 2010 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(2)(ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Shareholder and
Board of Directors
J. P. McGowan & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of J. P. McGowan & Company, Inc. (the Company) as of and for the year ended July 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on October 20, 2010. We also identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of J. P. McGowan & Company, Inc. as of and for the year ended July 31, 2010 and this report does not affect our report thereon dated October 27, 2010.

During the course of our audit we discovered that management had not recorded the prior audit's adjusting journal entries resulting in an understatement of the Company's net capital computation as shown on page 13of the accompanying audit report in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission. Management upon discovery of the material deficiencies recorded the aforementioned journal entries.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, contained a material deficiency that was corrected by management upon its discovery.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
October 27, 2010



Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
J. P. McGowan & Company, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from August 1, 2009 to July 31, 2010 which were agreed to by J.P. McGowan & Company, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating J.P. McGowan & Company, Inc.'s compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of the procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement journal entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended July 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the period from August 1, 2009 to July 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers prepared by management noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected Form SIPC-7T and in the related schedules and working papers prepared by management supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
October 27, 2010



SIPC-7T

(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(27-REV 3/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 1 7a-5:

J P McGowan & Company, Inc.

1631 Locust Street

Philadelphia, PA 19103

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John P. McGowan (215) 735-6864

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 159.00

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (159.00)

10/20/2010
Date Paid

C. Assessment balance due 0.00

D. Interest computed on late payment (see instructions E) for 64 days at 20% per annum

E. Total assessment balance and interest due (or overpayment carried forward) 0.00

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 0.00

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

J. P. McGowan & Company, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____ day of October, 2010.

President/CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning August 1, 2009
and ending July 31 , 2010

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 63,509
2b. Additions:	
(1)Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2)Net loss from principal transactions in securities in trading accounts.	
(3)Net loss from principal transactions in commodities in trading accounts.	
(4)Interest and dividend expense deducted in determining item 2a.	
(5)Net loss from management of or participation in the underwriting or distribution of securities.	
(6)Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7)Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1)Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2)Revenues from commodity transactions.	
(3)Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4)Reimbursements for postage in connection with proxy solicitation.	
(5)Net gain from securities in investment accounts.	
(6)100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7)Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 1 6(9)(L) of the Act).	
(8)Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d.SIPC Net Operating Revenues	$ 63,509
2e.General Assessment @ .0025	$ 159